Exhibit 99.10

CLIFFORD CHANCE LLP ADVOCATEN SOLICITORS NOTARIS BELASTINGADVISEURS
Execution copy
ADVENTURE SEVEN S.A.
as the Borrower
and
NEW HBU II N.V.
as the Lender
DATED 15 SEPTEMBER 2009
relating to m.v. “FREE KNIGHT”

DEED OF ASSIGNMENT

THIS DEED OF ASSIGNMENT is made the 15 day of September 2009
BETWEEN:
(1)	ADVENTURE SEVEN S.A., a company incorporated and existing under the laws of the Marshall Islands, having its registered office at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Borrower”); and

(2)	NEW HBU II N.V. (as legal successor to Hollandsche Bank-Unie N.V. pursuant to the deed of demerger (akte van splitsing) dated 6 August 2008), having its registered office in Rotterdam, The Netherlands as lender (the “Lender”)
WHEREAS:
(A)	The Borrower is the registered owner of the vessel m.v. “Free Knight” (the “Vessel”) registered in the Bahamian Ships Register under official number 8000949.

(B)	Pursuant to an amended and restated facilities agreement dated on or about the date hereof (the “Restated Facilities Agreement”) between, amongst others, the Lender and the Borrower, the Lender has agreed to continue to make certain facilities available to the Borrower.

(C)	Pursuant to the Restated Facilities Agreement the Borrower has executed in favour of the Lender a third priority mortgage (the “Mortgage”) on the Vessel dated on or about the date hereof, which Mortgage has been or will be registered against the Vessel as security for the payment to the Lender of the Secured Liabilities.

(D)	It is a condition precedent to initial Utilisation of the Facilities as defined in and under the Restated Facilities Agreement that the Borrower shall execute this Deed together with the Lender.
NOW THIS DEED WITNESSES as follows:
1.	INTERPRETATION

1.1	In this Deed unless the context otherwise requires:

“Assigned Property” means collectively:
(a)	any Charter Contract Earnings;

(b)	any Charter Contract Rights;

(c)	the Earnings;

(d)	the Insurances; and

(e)	the Requisition Compensation;
“Charterer” means any charterer under a Charter Contract;

“Charter Contract” has the meaning given thereto in the Restated Facilities Agreement;

“Charter Contract Earnings” means all money whatsoever from time to time due or payable actually or contingently to the Borrower under or pursuant to a Charter Contract including (but without prejudice to the generality of the foregoing) all claims for damages in respect of any breach by the Charterer of any Charter Contract;

“Charter Contract Rights” means all rights and benefits whatsoever accruing to the Borrower under or arising out of a Charter Contract (other than the Charter Contract Earnings);

“Earnings” means all moneys whatsoever from time to time due or payable actually or contingently to the Borrower arising out of the use or operation of the Vessel including (but without prejudice to the generality of the foregoing) all freight, hire, charter and passage moneys, income arising under pooling arrangements, compensation payable to the Borrower in the event of requisition of the Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for employment of the Vessel;

“Event of Default” means any of the events specified and referred to in clause 23 (Events of Default) of the Restated Facilities Agreement;

“Finance Documents” has the meaning given thereto in the Restated Facilities Agreement;

“General Notice of Assignment” means a notice of assignment substantially in the form of Schedule 1 (Form of General Notice of Assignment);

“Insurances” means all policies and contract of insurance (which expression includes all entries of the Vessel in a protection and indemnity or war risks association) which are from time to time in place or taken out or entered into by or for the benefit of the Borrower in respect of the Vessel and the Earnings or otherwise howsoever in connection with the Vessel and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Insurances Notice of Assignment” means a notice of assignment substantially in the form of Schedule 2 (Form of Insurances Notice of Assignment);

“Obligors” has the meaning given thereto in the Restated Facilities Agreement;

“Requisition Compensation” means all moneys or other compensation payable by reason of requisition for title or other compulsory acquisition of the Vessel otherwise than by requisition for hire;

“Secured Liabilities” means (a) any and all sums, liabilities and obligations whatsoever, actual or contingent, present or future, payable, owing, due or incurred by the Obligors to the Lender under or pursuant to any of the Finance Documents and (b) all costs and expenses incurred in connection with the Finance Documents, including any taxes payable by the Lender (other than on net profit), as well as any reasonable costs and expenses incurred by the Lender in connection with any Obligors’ failure to comply with of fulfil any obligation under the Finance Documents at the time and in the manner required, including collection charges, disbursements, fees of legal consultants and other experts and costs of proceedings, irrespective against whom brought;

“Security Interest” means a mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect; and

“Security Period” means the period commencing on the date of this Deed and terminating on the date upon which the Lender is satisfied that the Secured Liabilities has been irrevocably paid or discharged in full, and the Lender has no further actual or contingent obligations to make advances or provide other financial accommodation to the Borrower or any other person under the Restated Facilities Agreement.
1.2	In this Deed:
(a)	clause headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Deed;

(b)	unless the context otherwise requires, words denoting the singular number shall include the plural and vice versa;

(c)	references to Clauses and Schedules shall be construed as references to clauses of and schedules to this Deed;

(d)	an “entity” shall be construed to include any firm, company, association, partnership (whether or not having separate legal personality), institution, government (local, national or supranational), state, agency or sub division thereof or international organisation;

(e)	reference to any document including this Deed shall be construed as reference to such document as amended supplemented or varied from time to time;

(f)	words and expressions defined in the Restated Facilities Agreement shall, unless it is stated otherwise herein, have the same meaning when used in this Deed; and

(g)	the Lender, the Borrower and any other entity or individual shall include their respective successors in title, estates and, in the event of an assignment permitted under this Deed, assignees.
1.3	This Deed shall be read together with the Restated Facilities Agreement but in case of any conflict between the two instruments the provisions of this Deed shall prevail.

1.4	In accordance with the Restated Facilities Agreement the Lender and the Borrower hereby designate this Deed as a Finance Document.

2.	REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants to the Lender:
(a)	it is fully entitled to enter into the Deed and further to agree to the terms and conditions hereof;

(b)	the Insurances are in full force and effect and enforceable in accordance with their respective terms;

(c)	the Borrower is not in default in respect of any of the Insurances and there is no action, suit or proceeding pending or threatened by or against the Borrower in connection with or arising from any of the Insurances;

(d)	the Borrower is exclusively entitled to any and all benefits of the Insurances and to exercise any and all rights in respect thereof;

(e)	the Assigned Property is not subject to any Security Interest (save as constituted by the Security Documents or otherwise permitted by the terms thereof);

(f)	the Vessel is not subject to any charter or other contract for her employment entered into by the Borrower other than any Charter Contract.
3.	ASSIGNMENT

3.1	By way of security for payment of the Secured Liabilities and the performance of the obligations under the Finance Documents by the Borrower, the Borrower assigns absolutely and with full title guarantee to the Lender all of its right, title and interest, present and future, in, under and to the Assigned Property (other than the Insurances), together with all present and future claims, causes of action, payments and proceeds in respect thereof.

3.2	By way of security for payment of the Secured Liabilities and the performance of the obligations under the Finance Documents by the Borrower, the Borrower assigns absolutely and with full title guarantee to the Lender all of its right, title and interest, present and future, in, under and to the Insurances, together with all present and future claims, causes of action, payments and proceeds in respect thereof.

4.	NOTICES OF ASSIGNMENT

4.1	Notices of Assignment — General
(a)	In respect of the assignments created pursuant to Clause 3.1 above, the Borrower shall deliver to the Lender an undated General Notice of Assignment duly executed by or on behalf of the Borrower on the date of this Deed and shall use all reasonable endeavours to procure that the General Notice of Assignment is acknowledged by the relevant counterparty after it has been issued by the Lender pursuant to paragraph (b) below.

(b)	The Lender agrees, unless and until an Event of Default has occurred, that it shall not (a) issue any General Notice of Assignment to any relevant counterparty or (b) interfere with any of the Assigned Property (other than the Insurances) or any of the Borrower’s rights thereunder in any way.
4.2	Notices of Assignment — Insurances

In respect of the assignments created pursuant to Clause 3.2 above:
(a)	the Borrower shall ensure delivery to the Lender on the date hereof of Insurance Notices of Assignment in relation to each of the Insurances in which the Borrower has an interest as at the date hereof, duly executed by or on behalf of the Borrower, and the Borrower shall use its reasonable endeavours to procure that such Insurances Notices of Assignment are acknowledged by the relevant insurer within 10 Business Days of the date on which such Insurances Notice(s) of Assignment are delivered to that insurer by the Lender;

(b)	the Borrower shall ensure delivery to the Lender of Insurance Notices of Assignment in relation to any other Insurances in which the Borrower subsequently acquires an interest promptly following its acquisition of such an interest, and the Borrower shall use its reasonable endeavours to procure that such Insurances Notices of Assignment are acknowledged by the relevant insurer within 10 Business Days of the date on which such Insurances Notice(s) of Assignment are delivered to that insurer; and

(c)	the Lender agrees, unless and until an Event of Default has occurred, that it shall not (a) instruct any insurer to perform its obligations in relation to the Insurances other than as set out in the Insurances Notice of Assignment or (b) interfere with any of the Insurances (save as provided for in the Insurances Notice of Assignment) or the Borrower’s rights thereunder in any way.
5.	APPLICATION OF PROCEEDS

5.1	All moneys received by the Lender in respect of the Assigned Property shall be applied in payment of the Secured Liabilities in accordance with the terms of the Restated Facilities Agreement.

5.2	In the event that on application in accordance with Clause 5.1 the moneys so applied are insufficient to pay in full the whole of the Secured Liabilities, the Lender shall be entitled to collect the shortfall from the Borrower or any other entity or individual liable for the time being therefore.

6.	COVENANTS

The Borrower hereby irrevocably and unconditionally covenants with the Lender that:
(a)	it will not hereafter during the Security Period create or suffer the creation of any Security on or in respect of all or any part of the Assigned Property to anyone other than the Lender to the effect that the assignment created by this Deed shall constitute first ranking Security in favour of the Lender;

(b)	in the event that the Borrower receives payment of any moneys hereby assigned save as permitted by the terms of this Deed (including pursuant to any General Notice of Assignment or Insurances Notice of Assignment) will forthwith pay over the same to the Lender and until paid over such moneys will be held on trust for the Lender by it;

(c)	it will throughout the Security Period maintain the Insurances in full force and effect and not change the identity of the insurers or the terms of cover provided by the Insurances without the prior written consent of the Lender;

(d)	it will do or permit to be done each and every act or thing which the Lender may from time to time require to be done for the purpose of enforcing the Lender’s rights under this Deed and will allow its name to be used as and when required by the Lender for that purpose;

(e)	it will pay all expenses and costs at the times and in the manner specified in this Deed and/or the Restated Facilities Agreement as the case may be;

(f)	it will perform the covenants and undertakings in relation to the Insurances set forth in clause 6.1 (a) of the Mortgage and such covenants and undertakings shall be deemed to, mutatis mutandis, be set out and repeated in full herein;

(g)	it will not, except with previous consent in writing of the Lender (which consent it shall be entitled in the absolute discretion of the Lender to withhold or to grant upon such terms as it may impose):
(i)	agree to any variation of any Charter Contract; or

(ii)	release any Charterer from any of that Charterer’s obligations under any relevant Charter Contract or waive any breach of that Charterer’s obligations thereunder or consent to any such act or omission of any Charterer as would otherwise constitute such breach;
(h)	it will duly perform its obligations under any Charter Contract and use its best endeavours to procure that the relevant Charterer will perform its obligations under the relevant Charter Contract;

(i)	a Charter Contract shall not in any circumstances be terminated by the Borrower (or the Vessel withdrawn by the Borrower from hire under any Charter Contract) for any reason whatsoever (including, without limitation, by reason of any breach of alleged breach of any Charter Contract by a Charterer) unless the Lender shall first have given its consent in writing to such termination or withdrawal provided that any such termination or withdrawal after such consent is given shall (as the Borrower hereby acknowledges) be without responsibility on the parts of the Lender who shall be under no liability whatsoever in the event that such termination or withdrawal be thereafter adjudged to have constituted a wrongful repudiation of any Charter Contract by the Borrower;

(j)	it will not claim or exercise any lien upon sub-freights, which might otherwise be available to it under any Charter Contract;

(k)	it will supply to the Lender all information, accounts and records that may be necessary or of assistance to enable the Lender to verify the amount of all payments payable under any Charter Contract; and

(l)	in the event of any payment of charterhire not being made by a Charterer within ten (10) days of the due date or any longer period provided for under the terms of the Charter Contract it will (if so directed by the Lender) exercise its rights to withdraw the Vessel from the service of that Charterer pursuant to any Charter Contract at such time and in such manner as the Lender shall so direct.
7.	CONTINUING SECURITY

It is declared that:
(a)	the Security created by this Deed shall be held by the Lender as a continuing security for the payment of the Secured Liabilities and the performance and observance of and compliance with all of the covenants, terms and conditions contained in the Restated Facilities Agreement, this Deed and the other Finance Documents, express or implied, and that the Security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby and thereby secured (or by any settlement of accounts between the Borrower or any other entity or individual who may be liable to the Lender in respect of the Secured Liabilities or any part thereof and the Lender);

(b)	the Security so created shall be in addition to, and shall not in any way prejudice or affect and may be enforced by the Lender without prior recourse to the Security created by the other Security and Finance Documents or any other Security now or hereafter held by the Lender and shall not in any way be prejudiced or affected thereby or by the invalidity or unenforceability thereof, or by the Lender releasing, modifying or refraining from perfecting or enforcing any of the same, or granting time or indulgence or compounding with any entity or individual liable thereto;

(c)	all the rights, remedies and powers vested in the Lender hereunder shall be in addition to and not a limitation of any and every other right, power or remedy vested in the Lender under the Restated Facilities Agreement, this Deed and the other Finance Documents, or otherwise or at law and that all the powers so vested in the Lender may be exercised from time to time and as often as the Lender may deem expedient;

(d)	the Lender shall not be obliged to make any enquiry as to the nature or sufficiency of any payment received by it under the Mortgage, this Deed, the Restated Facilities Agreement and/or the other Finance Documents or to make any claim or take any action to collect any moneys hereby assigned or to enforce any rights or benefits hereby assigned to the Lender or to which the Lender may at any time be entitled under the Finance Documents and/or this Deed;

(e)	the Borrower shall remain liable to perform all the obligations assumed by it under and in relation to the Assigned Property and the Lender shall be under no obligation of and any kind whatsoever in respect thereof or be under any liability whatsoever in the event of any failure by the Borrower to perform its obligations in respect thereof; and

(f)	notwithstanding that this Deed is expressed to be supplemental to the Mortgage and to the Security created thereby created it shall continue in full force and effect after any discharge of the Mortgage.
8.	POWERS OF LENDER

8.1	The Lender shall, without prejudice to its other rights, powers and remedies hereunder, be entitled (but not bound) at any time, and as often as may be necessary, to take any such action as it may in its discretion think fit for the purpose of protecting or maintaining the Security created by this Deed and all expenses attributable thereto shall be payable by the Borrower on demand.

8.2	Without prejudice to the generality of clause 8.1 and the powers and remedies vested in the Lender by virtue of this Deed and the provisions of the other Finance Documents:
(a)	if the Borrower fails to comply with the insurance provisions contained in the mortgage, the Lender shall become forthwith entitled (but not bound) to effect and thereafter maintain all such insurances on the Vessels as in its discretion it may think fit in order to procure the compliance with such provisions or alternatively, to require the Vessel (at the Borrower’s risk) to remain in, or to proceed and to remain in a port designated by the Lender until such provisions are fully complied with;

(b)	at any time after the occurrence of an Event of Default the Lender shall become forthwith entitled (but not bound):
(i)	to require that all policies, contracts, certificates of entry and other records relating to the Insurances (including details of and correspondence concerning outstanding claims) be delivered forthwith to such adjusters and/or brokers and/or other insurers as the Lender may nominate;

(ii)	to collect, recover, compromise and give a good discharge for, all claims then outstanding or thereafter arising under or in respect of the Assigned Property or any part thereof, and to take over or institute (if necessary using the name of the Borrower) all such proceedings in connection therewith as the Lender in its absolute discretion thinks fit and in the case of Insurances, to permit any brokers trough whom collection or recovery is effected to charge the usual brokerage therefor;

(iii)	to discharge, compound, release or compromise claims in respect of the Assigned Property or any part thereof which have given or may give rise to any charge or lien or other claim on the Vessel, the Assigned Property or any part thereof or which are or may be enforceable by proceedings against the Vessel, the Assigned Property or any part thereof;

(iv)	to recover from the Borrower on demand all expenses incurred or paid by the Lender in connection with the exercise of the powers (or any of them) referred to in this clause 8.2;

(v)	to terminate any Charter Contract by notice to the Borrower and the relevant Charterer, which notice shall operate to terminate any Charter Contract forthwith if the Vessel is then in port and free of cargo or otherwise upon completion of the voyage (including discharge of cargo, if any) upon which the Vessel was engaged at the time when the said notice to terminate was given.
(c)	The Borrower covenants and undertakes with the Lender to do or permit to be done each and every lawful act or thing which the Lender may from time to time require to be done for the purpose of enforcing the Lender’s rights under this Deed and to allow its name to be used as and when required by the Lender for that purpose.
9.	REDEMPTION

Upon payment and discharge in full to the satisfaction of the Lender of the Secured Liabilities, the Lender shall, at the request and cost of the Borrower, re-assign the Assigned Property to the Borrower or as it shall direct.

10.	MISCELLANEOUS

10.1	The Lender shall be entitled, at any time and as often as may be expedient, to delegate all or any of the rights and powers vested in it by this Deed (including the power vested in it by virtue of Clause 8) in such manner, upon such terms and to such entities and individuals as the Lender in its absolute discretion may think fit.

10.2	The provisions of clauses 31 (Partial Invalidity) and 32 (Remedies and Waivers) of the Restated Facilities Agreement shall apply to this Deed as though those clauses were included, mutatis mutandis, in this Deed.

11.	POWER OF ATTORNEY

11.1	The Borrower, by way of security and in order more fully to secure the performance of the Borrower’s obligations under this Deed, hereby irrevocably appoints the Lender as its attorney generally for and in the name and on behalf of the Borrower to execute, seal and deliver and otherwise perfect and do all such deeds, notices, assurances, agreements, instruments, acts and things which may be required for the full exercise of all or any of the rights, powers or remedies conferred hereby which may be deemed proper in connection with all or any of the purposes aforesaid. The power hereby conferred by the Borrower shall be a general power of attorney and the Borrower ratifies and confirms, and agrees to ratify and confirm, any deed, assurance, agreement, instrument, act or thing which the Lender may execute or do pursuant thereto provided that such power of attorney shall not be exercisable by or on behalf of the Lender until the Secured Liabilities have become due and payable on demand to the Lender in accordance with the provisions of the Restated Facilities Agreement.

11.2	The exercise of such power by or on behalf of the Lender shall not oblige any entity or individual dealing with the Lender to make any enquiry as to whether the Secured Liabilities has become due and payable nor shall such entity or individual be in any way affected by notice that the Secured Liabilities have not become so due and payable and the exercise by or on behalf of the Lender shall be conclusive evidence of its right to exercise the same.

12.	FURTHER ASSURANCE

The Borrower hereby further covenants at its own expense to do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Lender may reasonably require (and in such form as the Lender may reasonably require in favour of the Lender or its nominee(s)) for the purpose of more effectually assigning the Assigned Property or perfecting the Security constituted or intended to be constituted by the Security and Finance Documents.

13.	INDEMNITY

The Borrower hereby agrees and covenants to indemnify the Lender against all losses, actions, claims, expenses, demands, obligations and liabilities whatsoever and whensoever arising which the Lender may incur in respect of, in relation to or in connection with the preparation, execution and administration of this Deed and the enforcement of any rights against the Borrower under this Deed.

14.	NOTICES

The provisions of clause 18 of the Mortgage shall apply in relation to every notice, request, demand or other communication under this Deed.

15.	LAW AND JURISDICTION

15.1	This Deed and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of England.

15.2	Jurisdiction of English Courts
(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute relating to non-contractual obligations arising from or in connection with this Deed, or a dispute regarding the existence, validity or termination of this Deed or the consequences of its nullity) or any non-contractual obligations arising out of or in connection with this Deed (a “Dispute”).

(b)	The parties agree that the courts of England are the most appropriate and convenient courts to settle disputes and accordingly no party will argue to the contrary.

(c)	This Clause 15.2 is for the benefit of the Lender only. As a result and notwithstanding Clause 15.2(a), it does not prevent the Lender from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.
15.3	In this clause 15 “proceedings” means proceedings of any kind, including an application for a provisional or protective measure.

15.4	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:
(a)	irrevocably appoints Atlas Maritime Services Ltd, Enterprise House, 113-115 George Lane, London E18 1AB, United Kingdom as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement;

(b)	confirms that Atlas Maritime Services Ltd has accepted the appointment referred to in paragraph (a) above; and

(c)	agrees that failure by an agent for service of process to notify the Borrower of the process will not invalidate the proceedings concerned.
IN WITNESS WHEREOF this agreement has been executed as a Deed by the parties and is intended to be and is hereby delivered by it as a deed on the date specified above.

SCHEDULE 1
FORM OF GENERAL NOTICE OF ASSIGNMENT
To: [     ]
Date: [     ]
Dear Sirs,
1.	We hereby give you notice that we have assigned to New HBU II N.V. (the “Lender”) pursuant to an assignment entered into by us in favour of the Lender dated [ ] all our right, title and interest in and to [details of contract] (the “Contract”) including all monies which may be payable in respect of the Contract.

2.	With effect from the date of your receipt of this notice:
(a)	all payments by you to us under or arising from the Contract (the “Payments”) shall be paid to the Lender or to its order as it may specify in writing from time to time [or provide details of the account into which sums are to be paid];

(b)	all remedies provided for in the Contract or available at law or in equity shall be exercisable by the Lender;

(c)	all rights to compel performance of the Contract shall be exercisable by the Lender; and

(d)	all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Contract shall belong to the Lender.
3.	We shall continue to be solely responsible for the performance of our obligations under or in connection with the Contract.

4.	You are authorised and instructed, without requiring further approval from us, to provide the Lender with such information relating to the Contract as it may from time to time request and to send copies of all notices issued by you under the Contract to the Lender as well as to us.

5.	These instructions may not be revoked, nor may the terms of the Contract be amended, varied, waived or terminated, without the prior written consent of the Lender.

6.	Please acknowledge receipt of this notice by signing the acknowledgement on the enclosed copy letter and returning it to the Lender at [ ] marked for the attention of [ ].

7.	This notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully,

For and on behalf of
ADVENTURE SEVEN S.A.

Acknowledgement
[On copy only:
To:	New HBU II N.V.
We acknowledge receipt of a notice in the terms set out above and confirm that we have not received notice of any previous assignments or charges of or over any of the rights, interests and benefits in and to the Contract and that we will comply with the terms of the notice from the Company.
We further confirm that:
(a)	we have not claimed or exercised and have no outstanding right to claim or exercise any right of set-off, counterclaim or other right relating to the Payments

(b)	no amendment, waiver or release of any rights, interests and benefits in and to the Contract shall be effective without your prior written consent

(c)	no termination of those rights, interests or benefits shall be effective unless we have given you [thirty] days’ written notice of the proposed termination, specifying the action necessary to avoid such termination

(d)	no breach or default on the part of Borrower of any of the terms of the Contract shall be deemed to have occurred unless we have given you notice of such breach specifying how to make good such breach

For and on behalf of [counterparty]
By:

Dated:

SCHEDULE 2
FORM OF INSURANCES NOTICE OF ASSIGNMENT
To: [Insurer]
Date: [     ]
Dear Sirs,
We hereby give you notice that we have assigned to New HBU II N.V. (the “Lender”) pursuant to an assignment entered into by us in favour of the Lender dated [ ] all our right, title and interest in and to the proceeds of [insert details of relevant insurance policy] (the “Policy of Insurance”).
1.	We shall continue to be solely responsible for the performance of our obligations under or in connection with the Contract.

2.	With effect from the date of your receipt of this notice:
(a)	all payments by you to us under or arising from the Policy of Insurance (the “Payments”) shall be paid to in accordance with the instructions of the Lender set out below (or any other instructions of the Lender);

(b)	all remedies provided for in the Policy of Insurance or available at law or in equity shall be exercisable by, or at the direction of, the Lender;

(c)	all rights to compel performance of the Policy of Insurance shall be exercisable by, or at the direction of, the Lender; and

(d)	all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Policy of Insurance shall belong to the Lender.
3.	You are authorised and instructed, without requiring further approval from us, to provide the Lender with such information relating to the Policy of Insurance as it may from time to time request and to send copies of all notices issued by you under the Policy of Insurance to the Lender as well as to us.

4.	These instructions may not be revoked, nor may the terms of the Policy of Insurance be amended, varied, waived or terminated, without the prior written consent of the Lender.

5.	Please acknowledge receipt of this notice by signing the acknowledgement on the enclosed copy letter and returning the same to the Lender at [ ] marked for the attention of [ ].

6.	This notice and any non-contractual obligations arising out of or in connection with it are governed by English law

Yours faithfully,

for and on behalf of
Adventure Seven S.A.

We confirm our agreement to the terms of this notice and instruct you, in accordance with paragraph 2 of this notice, and with effect from the date of your receipt of this notice, that:
(a)	subject to paragraphs (b) and (c) below, the Payments shall be made in full to us or to such other person as we in our absolute discretion may direct;

(b)	any Payments in respect of a claim (or an aggregate of claims) in respect of any one accident which do not exceed USD 500,000 including any deductible or franchise, shall be paid to Adventure Seven S.A., provided that such claims are not in respect of any total or constructive or arranged, agreed or compromised total loss;

(c)	any Payments in respect of any major casualty (that is, any casualty the claim in respect of which exceeds USD 500,000 inclusive of any deductible or franchise) shall be paid over to Adventure Seven S.A. upon Adventure Seven S.A. furnishing evidence satisfactory to us that all loss and damage resulting from such casualty has been properly made good and repaired, and that all repair accounts and other liabilities whatsoever in connection with the casualty have been fully paid and discharged by Adventure Seven S.A.; and

(b)	all remedies provided for in the Policy of Insurance (or otherwise available) and all rights to compel performance of the Policy of Insurance shall be exercisable by Adventure Seven S.A., in each case until you receive written notification from us to the contrary.

for and on behalf of New HBU II N.V.

Acknowledgment
[On copy only:]
To:	New HBU II N.V.

1.	We acknowledge receipt of a notice in the terms set out above and confirm that we have not received notice of any previous assignments or charges of or over any of the rights, interests and benefits in and to the Contract and that we will comply with the terms of the notice from the Company.

2.	We further confirm that:
(a)	we have not claimed or exercised and have no outstanding right to claim or exercise any right of set-off, counterclaim or other right relating to the Payments;

(b)	no amendment, waiver or release of any rights, interests and benefits in and to the Contract shall be effective without your prior written consent;

(c)	no termination of those rights, interests or benefits shall be effective unless we have given you fourteen days’ written notice of the proposed termination, specifying the action necessary to avoid such termination; and

(d)	no breach or default on the part of Adventure Seven S.A. of any of the terms of the Policy of Insurance shall be deemed to have occurred unless we have given you notice of such breach specifying how to make good such breach.
3.	We acknowledge receipt of instructions from you in connection with the assignment of the Policy of Insurance and confirm that we shall act in accordance with them until we receive written notification from you to the contrary.

For and on behalf of [Insurer]
By:

Dated:

EXECUTION PAGE

The Borrower

EXECUTED as a DEED by	)	/s/ Ion G. Varouxakis
ADVENTURE SEVEN S.A.)		Ion G. Varouxakis
acting by:	)	Director

The Lender

EXECUTED as a DEED by	)	/s/ P.M.W. Vodegel
NEW HBU II N.V.	)	P.M.W. Vodegel
acting by:	)	Sr. Vice President

EXECUTED as a DEED by	)	/s/ A.C.J. Westhuls
NEW HBU II N.V.	)	A.C.J. Westhuls
acting by:	)